Exhibit 99.2

Hello Everyone,

I’m Jennifer from the Acquisitions team here at Masterworks.

We are pleased to present xTxhxex xCxlxexaxrxixnxgx, by the highly sought after Chinese-Canadian artist, Matthew Wong.

In the wake of his death in 2019, aged just 35, the market interest for Wong’s work has dramatically increased, marking him as a global art world presence. As with Vincent Van Gogh, with whom he is often compared, It is hard to separate Wong’s life - his story - from his work. He struggled with depression and isolation, and yet was able to create powerfully expressive and highly poetic work that connects broadly and transcends easy definition. Ultimately, as with Van Gogh, Wong took his own life.

Both artists share their intensely personal psychological investigations through their paintings of natural scenes, articulated by impastoed brushwork. This offering is a small-scale landscape, containing many of Wong’s signature elements. A complex imagined world, this time a forest interior, full of glowing colors and gestural brushstrokes. The forest opens to reveal a beach with a mountain and setting sun across the water. The whole composition appears to bathe in the light of the sunset.

So why do we like this painting? There are three reasons:

One: Artworks by Matthew Wong have a record price compound annual growth rate of 44.9% from June 29, 2020 to December 31, 2023.

Reason Two: Auction records for artworks similar in scale, style, and period are led by A Dream (2018), which sold for $870K At Phillips New York on December 8, 2020, and by Arcadia (2017), which sold for $800K at Christie’s London on March 1, 2022.

And Reason Three: Matthew Wong’s story is continuing to touch millions of people worldwide. Recently the Van Gogh Museum in Amsterdam opened “Painting as a Last Resort” an exhibition which will run until September 2024 that examines the relationship between the life and work of Wong and that of Van Gough, drawing a direct comparison between the two artists.

Thank you for watching and we look forward to bringing you this truly wonderful work by Matthew Wong.